Revolutionary Concepts, Inc.
2622 Ashby Woods
Matthews, NC 28105
(704) 622-6327

October 8, 2008

Larry Spirgil, Assistant Director
Paul Fischer, Staff Attorney
U. S. Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC 20549

Re:	REQUEST FOR ACCELERATION
Revolutionary Concepts, Inc.
Form S-1 Filed May 23, 2008
File No: 333-151177

Gentlemen:

Per our discussions with the Staff, we understand that no further comments to the Form S-1 are expected and the Company therefore requests acceleration of its registration statement pursuant to Rule 461 of Regulation C to 11:00 a. m. on Tuesday, October 14, 2008.

The Company takes note of the obligations imposed by Rules 460 and 461 and specifically notes the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company notes that the Division of Enforcement has access to all information we have provided and confirm that the Company is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as the relate to the proposed public offering of the securities specified in the registration statement.

We sincerely appreciate the assistance of the Staff in connection with this filing.

Yours very truly,

Revolutionary Concepts, Inc.
Ron Carter, President and CEO

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